Exhibit 99.1

51Talk Online Education Group Announces the Results for the Third Quarter, the Fourth Quarter and Full Year 2022

SINGAPORE, March 29, 2023 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, announced its unaudited results for the third quarter ended September 30, 2022, and the fourth quarter and full year ended December 31, 2022.

Full Year 2022 Financial Highlights

The Company completed the divestiture of its China mainland business on June 30th, 2022. After the divestiture, the Company focuses on providing online English tutoring lessons taught by foreign teachers to K-12 and post-secondary students in countries and regions outside of mainland China.

The Company has announced that the change of the Company’s legal name from China Online Education Group to 51Talk Online Education Group was approved and adopted by way of annual general meeting on September 30, 2022.

The Company has changed the ratio of its American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from one (1) ADS representing fifteen (15) Class A ordinary shares to one (1) ADS representing sixty (60) Class A ordinary shares.The effective date was on December 15, 2022 (U.S. Eastern Time).

•	Net revenues were US$15.0 million for the full year 2022 and gross margin was 78.8% for the full year 2022.

•	Net loss was US$42.5 million, including net loss from continuing operations[1] of US$12.8 million and net loss from discontinued operations[2] of US$29.7 million.

•	Non-GAAP net loss[3] was US$41.8 million, including non-GAAP net loss from continuing operations of US$12.1 million and non-GAAP net loss from discontinued operations of US$29.7 million.

•	Cash, cash equivalents and time deposits balance stood at US$23.1 million as of December 31, 2022.

1 “Continuing operations” refers to the Company’s remaining international business after the divestiture of its China mainland business.

2 “Discontinued operations” refers to the Company’s China mainland business, which has been disposed on June 30th, 2022.

3 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release

•	Operating cash outflow was US$45.7 million for the full year 2022, including discontinued operating cash outflow of US$47.6 million and continuing operating cash inflow of US$1.9 million.

•	Gross billings[4] for the full year of 2022 were US$28.7 million.

Fourth Quarter 2022 Financial Highlights

•	Net revenues for the fourth quarter of 2022 were US$5.1 million, and gross margin for the fourth quarter of 2022 was 79.0%.

•	Net loss for the fourth quarter of 2022 was US$2.0 million.

•	Non-GAAP net loss for the fourth quarter of 2022 was US$1.9 million.

•	Operating cash inflow for the fourth quarter of 2022 was US$0.6 million.

•	Gross billings[4] for the fourth quarter of 2022 were US$7.5 million.

Third Quarter 2022 Financial Highlights

•	Net revenues for the third quarter of 2022 were US$4.6 million, and gross margin for the third quarter of 2022 was 78.6%.

•	Net loss for the third quarter of 2022 was US$2.8 million.

•	Non-GAAP net loss for the third quarter of 2022 was US$2.6 million.

•	Cash, cash equivalents and restricted cash balance stood at US$22.2 million as of September 30, 2022.

•	Operating cash inflow for the third quarter of 2022 was US$0.6 million.

•	Gross billings[4] for the third quarter of 2022 were US$8.2 million.

4 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

Key Financial and Operating Data	For the three months ended			For the year ended
	Jun. 30,	Sept. 30,	Dec. 31,	Dec. 31,
	2022[5]	2022	2022	2022[5]
Net Revenues (in US$ millions)	3.5	4.6	5.1	15.0
Gross Margin	79.2%	78.6%	79.0%	78.8%
Gross Billings (in US$ millions)	7.8	8.2	7.5	28.7
Active students with attended lesson consumption[6] (in thousands)	14.9	19.5	22.8	26.2

“FY2022 represents a new beginning for 51Talk. Specifically, we completed our divestiture of the China mainland business in the second quarter with the third quarter being the first quarter where 100% of the Company’s revenues derived from international markets. On September 30th, our shareholders approved the proposal of changing our legal name from China Online Education Group to 51Talk Online Education Group. We believe these are all significant milestones that we have accomplished in 2022 and are excited by the future prospects of 51Talk as we continue to execute our localization strategy in the international markets.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“Our gross billings for 2022 was US$28.7 million. In Q1 and Q2, we benefitted from immediate demand due to COVID-related closing of schools and offline tutoring providers. In Q3 and Q4, classes returned to normal in some international markets and created defections from our classes.

Starting from Q3 onwards, we intensified our localization efforts and deployed marketing and operational personnel in selected places. As our international experience grows, we are confident in our execution and expansion over the medium term. Results from early sales initiatives foster our belief that our product, processes and technology can be transferred to international markets with equal success in a post COVID world.

In terms of technology, we believe AI-powered tutors will transform online education. The combination of tutor and AI will significantly improve user experience and greatly promote personalized education. Specifically, adaptive learning or the creation of personalized teaching content, the provision of customized teaching tools for teachers and customized lesson feedback based on students' learning situations, among others. We have already begun integrating ChatGPT into our products and operations and continue to strategically build around our vision of personalized education.

Finally, our international business achieved positive operating cash flow during Q3 and Q4, reflecting strong execution of our sustainable growth strategy.” Mr. Huang concluded.

5 For purposes of comparison, the financial and operating data of continuing business for the second quarter of 2022 or full year of 2022 are presented in this column.

6 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Third Quarter 2022 Financial Results

Net Revenues and Gross Margin

Net revenues for the third quarter of 2022 were US$4.6 million. The number of active students with attended lesson consumption was approximately 19,500 in the third quarter of 2022.

Cost of revenues for the third quarter of 2022 was US$1.0 million. Gross profit for the third quarter of 2022 was US$3.6 million. Gross margin for the third quarter of 2022 was 78.6%.

Operating Expenses

Total operating expenses for the third quarter of 2022 were US$6.2 million.

Sales and marketing expenses for the third quarter of 2022 were US$3.7 million. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2022 were US$3.7 million.

Product development expenses for the third quarter of 2022 were US$0.63 million. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2022 were US$0.58 million.

General and administrative expenses for the third quarter of 2022 were US$1.8 million. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2022 were US$1.7 million.

Loss from Operations

Operating loss for the third quarter of 2022 was US$2.6 million.

Non-GAAP operating loss for the third quarter of 2022 was US$2.4 million.

Net Loss

Net loss for the third quarter of 2022 was US$2.8 million.

Excluding share-based compensation expenses of US$ 0.2 million, non-GAAP net loss for the third quarter of 2022 was US$2.6 million.

Basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2022 was US$0.01.

Excluding share-based compensation expenses of US$ 0.2 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2022 was US$0.01.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2022 was US$0.50. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2022 was US$0.46.

Balance Sheet

As of September 30, 2022, the Company had total cash, cash equivalents, restricted cash of US$22.2 million.

The Company had advances from students7 of US$13.2 million as of September 30, 2022.

Fourth Quarter 2022 Financial Results

Net Revenues and Gross Margin

Net revenues for the fourth quarter of 2022 were US$5.1 million. The number of active students with attended lesson consumption was approximately 22,800 in the fourth quarter of 2022.

Cost of revenues for the fourth quarter of 2022 was US$1.1 million. Gross profit for the fourth quarter of 2022 was US$4.0 million. Gross margin for the fourth quarter of 2022 was US$79.0%.

Operating Expenses

Total operating expenses for the fourth quarter of 2022 were US$6.2 million.

Sales and marketing expenses for the fourth quarter of 2022 were US$3.99 million. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2022 were US$3.96 million.

Product development expenses for the fourth quarter of 2022 were US$0.44 million. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2022 were US$0.39 million.

General and administrative expenses for the fourth quarter of 2022 were US$1.74 million. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2022 were US$1.71 million.

Loss from Operations

Operating loss for the fourth quarter of 2022 was US$2.2 million.

Non-GAAP operating loss for the fourth quarter of 2022 was US$2.1 million.

7 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

Net Loss

Net loss for the fourth quarter of 2022 was US$2.0 million.

Excluding share-based compensation expenses of US$0.1 million, non-GAAP net loss for the fourth quarter of 2022 was US$1.9 million.

Basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2022 was US$0.01.

Excluding share-based compensation expenses of US$0.1 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2022 was US$0.01.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2022 was US$0.36. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.1 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2022 was US$0.34.

Balance Sheet

As of December 31, 2022, the Company had total cash, cash equivalents, time deposits of US$23.1 million.

The Company had advances from students of US$15.2 million as of December 31, 2022.

Full Year 2022 Financial Results

Net Revenues and Gross margin

Net revenues for 2022 were US$15.0 million. The increase was primarily attributed to an increase in the number of active students with general lesson consumption.

Cost of revenues for 2022 was US$3.2 million. Gross profit for 2022 was US$11.9 million, gross margin for 2022 was 78.8%.

Operating Expenses

Total operating expenses for 2022 were US$24.2 million.

Sales and marketing expenses for 2022 were US$13.28 million. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2022 were US$13.26 million.

Product development expenses for 2022 were US$2.9 million. Excluding share-based compensation expenses, non-GAAP product development expenses for 2022 were US$2.7 million.

General and administrative expenses for 2022 were US$8.1 million. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2022 were US$7.5 million.

Loss from Operations

Operating loss for 2022 was US$12.4 million.

Non-GAAP operating loss for 2022 was US$11.6 million.

Net Loss

Net loss for 2022 was US$42.6 million.

Non-GAAP net loss for 2022 was US$41.8 million.

Basic and diluted net loss per ADS attributable to ordinary shareholders for 2022 was US$7.61. Each ADS represents 60 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for 2022 was US$7.48.

The financial statements for the third quarter ended September 30, 2022 and fourth quarter and full year ended December 31, 2022 herein have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2022 to be disclosed in the Company’s Form 20-F may differ from the above-mentioned unaudited and unreviewed financial statements.

Outlook

For the first quarter of 2023, the Company currently expects net gross billings of international business to be between $8.0 million and $8.2 million, which would represent sequential growth of 6.2% to 8.9% and an increase of approximately 51.2% to 55.0% from the same quarter last year.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 29, 2023 (8:00 PM Singapore/Hong Kong time on March 29, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Hong Kong (local toll):	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until April 05, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4004363

About 51Talk Online Education Group

51Talk Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures..

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Sep.30,	Dec. 31,
	2022	2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	21,259	18,186
Time deposites	-	4,872
Restricted cash	975	-
Amounts due from related parties	3	-
Prepaid expenses and other current assets	3,434	3,509
Total current assets	25,671	26,567

Non-current assets
Property and equipment, net	32	25
Intangible assets, net	107	104
Right-of-use assets	853	769
Deferred tax assets	31	-
Other non-current assets	236	169
Total non-current assets	1,259	1,067

Total assets	26,930	27,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advances from students	13,167	15,167
Accrued expenses and other current liabilities	4,031	4,341
Amounts due to related parties	-	389
Lease liability	419	427
Taxes payable	167	186
Total current liabilities	17,784	20,510

Non-current liabilities
Lease liability	399	307
Other non-current liabilities	202	156
Deferred tax liabilities	-	84
Total non-current liabilities	601	547

Total liabilities	18,385	21,057

Total shareholders’ equity	8,545	6,577

Total liabilities and shareholders’ equity	26,930	27,634

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended		For the year ended
	Sep. 30,	Dec. 31,	Dec. 31,
	2022	2022	2022
	US$	US$	US$
Net revenues	4,593	5,051	15,048
Cost of revenues	(984)	(1,062)	(3,194)
Gross profit	3,609	3,989	11,854
Operating expenses
Sales and marketing expenses	(3,728)	(3,985)	(13,279)
Product development expenses	(629)	(435)	(2,865)
General and administrative expenses	(1,830)	(1,742)	(8,068)
Total operating expenses	(6,187)	(6,162)	(24,212)
Loss from operations	(2,578)	(2,173)	(12,358)
Other income/(expenses), net	(190)	171	(426)
Loss before income tax expenses and discontinued operations	(2,768)	(2,002)	(12,784)
Income tax expenses	(34)	-	(60)
Loss from continuing operations, net of income tax	(2,802)	(2,002)	(12,844)
Loss from discontinued operations, net of income tax	-	-	(29,712)
Net loss, all attributable to the Company’s ordinary shareholders	(2,802)	(2,002)	(42,556)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	336,341,446	337,549,708	335,640,275

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended		For the year ended
	Sep. 30,	Dec. 31,	Dec. 31,
	2022	2022	2022
	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.01)	(0.13)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.50)	(0.36)	(7.61)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	-	(30)	(17)
Product development expenses	(49)	(45)	(149)
General and administrative expenses	(156)	(34)	(546)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended		For the year ended
	Sep. 30,	Dec. 31,	Dec. 31,
	2022	2022	2022
	US$	US$	US$
Sales and marketing expenses	(3,728)	(3,985)	(13,279)
Less: Share-based compensation expenses	-	(30)	(17)
Non-GAAP sales and marketing expenses	(3,728)	(3,955)	(13,262)

Product development expenses	(629)	(435)	(2,865)
Less: Share-based compensation expenses	(49)	(45)	(149)
Non-GAAP product development expenses	(580)	(390)	(2,716)

General and administrative expenses	(1,830)	(1,742)	(8,068)
Less: Share-based compensation expenses	(156)	(34)	(546)
Non-GAAP general and administrative expenses	(1,674)	(1,708)	(7,522)

Operating expenses	(6,187)	(6,162)	(24,212)
Less: Share-based compensation expenses	(205)	(109)	(712)
Non-GAAP operating expenses	(5,982)	(6,053)	(23,500)

Loss from operations	(2,578)	(2,173)	(12,358)
Less: Share-based compensation expenses	(205)	(109)	(712)
Non-GAAP loss from operations	(2,373)	(2,064)	(11,646)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended		For the year ended
	Sep. 30,	Dec. 31,	Dec. 31,
	2022	2022	2022
	US$	US$	US$
Income tax expenses	(34)	-	(60)
Less: Tax impact of Share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(34)	-	(60)

Loss from continuing operations, net of income tax	(2,802)	(2,002)	(12,844)
Less: Share-based compensation expenses	(205)	(109)	(712)
Non-GAAP loss from continuing operations, net of income tax	(2,597)	(1,893)	(12, 132)

Loss from discontinued operations, net of income tax	-	-	(29,712)
Less: Share-based compensation expenses	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	-	-	(29,712)

Net loss, all attributable to the Company’s ordinary shareholders	(2,802)	(2,002)	(42,556)
Add back: Share-based compensation expenses	(205)	(109)	(712)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(2,597)	(1,893)	(41,844)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	336,341,446	337,549,708	335,640,275

Non-GAAP net loss per share attributable to ordinary shareholders
basic and diluted	(0.01)	(0.01)	(0.12)

Non-GAAP net loss per ADS attributable to ordinary shareholders
basic and diluted	(0.46)	(0.34)	(7.48)